UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2025

Gerald C. Bialek
Chief Financial Officer
Century Aluminum Company
One South Wacker Drive, Suite 1000
Chicago, IL 60606

**Re: Century Aluminum Company
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for the Quarterly Period Ended September 30, 2024
Response dated January 17, 2025
File No. 001-34474**

Dear Gerald C. Bialek:

We have reviewed your January 17, 2025 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to the Consolidated Financial Statements
2. Acquisition of Jamalco, page 60

1. We note your response to prior comment 4 and have the following comments:

- Please provide us with a more detailed analysis of your primary beneficiary determination, including identification of the activities that most significantly impact Jamalco's economic performance and a description of how decisions are made regarding each activity. Provide us with a copy of the agreement that sets forth the rights and obligations of each investor.

- In future filings, disclose within the liquidity section of MD&A any material

known demands or commitments related to the funding of Jamalco.

- Provide in future filings all material applicable disclosures set forth in ASC 810-10-50-2AA through -22.

- Considering the acquisition date recognition guidance of ASC 805-30-25-2 and since the nominal purchase price appears to suggest that a bargain purchase gain existed as of such date, tell us in further detail how you determined that the guidance in ASC 805-30-25-4 and ASC 805-30-30-5 allows for deferral of bargain purchase gains until the end of the measurement period.

- Clarify for us if you consider the $2.3 million allocated to the noncontrolling interest to represent its fair value as of the acquisition date. Also clarify for us the meaning and accounting impact of your statement that "Each of the Jamalco partners have a direct, proportionate ownership interest in the principal assets used by the joint venture." In regards to the Explanatory Note included on page i, also explain to us how you calculated the noncontrolling interest for purposes of your Q4 2023 Earnings Release and why the amount materially differed from the amount recorded within the financial statements.

- Tell us and disclose the methodology for attributing net income or loss and other comprehensive income to the non-controlling interest.

<u>Note 19. Business Segments, page 94</u>

2. We note your response to prior comment 8. Please tell us in greater detail how you determined your Jamalco operating segment meets all of the aggregation criteria described in ASC 280-10-50-11 to be combined with your primary aluminum smelter operating segments. In particular, explain how the production processes, products and services, and nature of the regulatory environment are all similar. Provide specific examples for each criterion and address your risk factor disclosures on pages 16-17 that reference Jamalco's "additional and/or different regulatory requirements" and "extensive permitting and approval requirements." Also explain how you determined the mining and smelting operating segments have similar economic characteristics, including the specific data used in your analysis.

Please contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing